FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of April, 2007

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit No. 1   - Director/PDMR Shareholding dated 17 April 2007
Exhibit No. 2   - Treasury Stock dated 17 April 2007
Exhibit No. 3   - Treasury Stock dated 18 April 2007
Exhibit No. 4   - Holding(s) in Company dated 20 April 2007
Exhibit No. 5   - Result of AGM dated 24 April 2007
Exhibit No. 6   - Result of AGM dated 24 April 2007

April 17, 2007

HANSON PLC - NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") OR CONNECTED PERSONS

I have today been notified by D J Szymanski, a PDMR of the Company, that on
April 17, 2007, he exercised an option over 24,397 Hanson ordinary shares of 10p each ("shares") under the Share Option Plan at a subscription price of 439.6p per share.  Mr Szymanski elected to sell the net number of shares arising, after accounting for the subscription costs, which resulted in the sale of 11,277 shares at price of 816p per share.

Mr Szymanski further notified that he has today sold an additional 14,394 shares at a price of 814p per share.

This announcement is intended to satisfy Hanson PLC's obligations under Rule
3.1.4R(1) of the FSA's Disclosure and Transparency Rules.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 2

April 17, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 11,277 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on April
17, 2007 to a participant in the Hanson Share Option Plan to satisfy an exercise of option, the issued share capital of Hanson is 736,968,849 shares, of which
23,185,387 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 713,783,462.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 3

April 18, 2007

HANSON PLC - TREASURY SHARES

Hanson PLC ("Hanson") announces that, following the transfer of 9,273 Hanson ordinary shares of 10p each ("shares") from the Treasury Shares Account on April
18, 2007 to a participant in the Hanson Share Option Plan to satisfy an exercise of option, the issued share capital of Hanson is 736,968,849 shares, of which
23,176,114 shares are held in Treasury.

Accordingly, the total number of shares with voting rights is 713,792,735.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, shares in Hanson under the FSA's Disclosure and
Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 4

Hanson PLC

April 20, 2007

Holding in Company

In accordance with the new FSA Disclosure and Transparency Rules Transitional
Provisions relating to voting rights in shares, Hanson has received the following notifications of interests in shares:

1.   Notification from Aviva PLC that, as at January 24, 2007, Aviva
PLC and its subsidiaries, through various registered holdings, had a direct and notifiable interest in 21,746,791 shares representing 3.05% of the total voting rights of the Company.

2.   Notification from Legal & General Investment Management that, as at February 21, 2007, Legal & General Group Plc, Legal & General Investment
Management Limited and Legal & General Group Plc had a notifiable interest in
43,996,836 shares, representing 6.17% of the total voting rights of the Company.
 Of the notifiable interest, 39,736,581 shares were a direct interest and
4,260,255 shares were indirect.

3.   Notification from M&G investments Limited that, as at March 9,
2007, Prudential plc group of companies, through various registered holdings, had a direct and notifiable interest in 24,841,723 shares, representing 3.48% of the total voting rights of the Company.

4.   Notification from Threadneedle Asset Management Holdings
Investments that, as at January 22, 2007, Ameriprise Financial, Inc. and its
group, through various registered holdings, had a notifiable interest in
56,713,973 shares representing 7.962% of the total voting rights of the Company.
  Of the notifiable interest, 1,838,581 shares were a direct interest and
54,875,392 were indirect.

5.   Notification from Citigroup that, as at March 23, 2007, Standard
Life Investments Limited, through Vidacos Nominees, had a notifiable interest in
35,737,843 shares, representing 5.017% of the total voting rights of the
Company.  Of the notifiable interest, 23,571,493 shares were a direct interest.

The shares referred to above are ordinary shares of 10p each in Hanson and the total number of shares in issue carrying the right to vote, as at April 20,
2007, is 713,792,735.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 5

April 24, 2007

2007 Annual General Meeting Resolutions

The Hanson PLC Annual General Meeting was held on Tuesday, April 24, 2007 at The
Institution of Engineering and Technology, Savoy Place, London, WC2R 0BL at
11.00am.

All resolutions proposed at the meeting were passed on a show of hands.  The number of votes which were lodged by proxy for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

                                        Votes for    % of shares   Votes against  Votes total  Votes withheld
                                                        voted
1.     Accounts and the reports of      507,005,743     99.86            722,133   507,727,876        549,251
       the directors and of the
       auditors for the year ended
       December 31, 2006

2.     Remuneration Report              495,018,091     98.75          6,287,756   501,305,847      6,971,280

3.     Declaration of dividend          508,177,751     99.99             31,991   508,209,742         67,385

4a.    Re-election of M W Welton        505,798,651     99.54          2,315,310   508,113,961        163,166

4b.    Re-election of J W Leng          507,635,181     99.91            451,981   508,087,162        189,965

4c.    Re-election of G Dransfield      507,123,314     99.82            908,021   508,031,335        245,792

4d.    Election of P S Binning          507,231,915     99.84            818,613   508,050,528        226,599

5.     Re-appointment of the            503,567,459     99.87            673,847   504,241,306      4,035,821
       auditors and determination
       of the auditors' remuneration

6a.    Authority to allot shares        504,653,960     99.33          3,411,206   508,065,166        211,961
       generally

6b.    Limited authority to allot       506,851,507     99.77          1,188,676   508,040,183        236,944
       shares for cash

7.     Limited authority to             507,752,697     99.94            310,891   508,063,588        213,539
       purchase shares

8.     Approval of the Hanson           506,413,545     99.69          1,559,076   507,972,621        304,506
       Sharesave Scheme 2007
9.     Electronic communications        506,571,838     99.79          1,069,698   507,641,536        635,591

Notes:

1.     The 'For' vote includes those giving the Chairman discretion and the percentage is rounded to two decimal places.

2.     'Votes withheld' are not counted when deciding whether or not a resolution is carried.

3.     Resolutions 6a, 6b, 7, 8 and 9 are items of special business and resolutions 6b, 7 and 9 are Special Resolutions.

4.     The total number of Ordinary Shares in issue, excluding shares held in treasury, as at the time of this announcement is 713,772,185.

Exhibit No. 6

April 24, 2007

Hanson PLC - Resolutions passed at the AGM

As required under 9.6.2 R of the Listing Rules, Hanson PLC has submitted two copies of all the resolutions passed at the AGM with the UK Listing Authority this will be available for inspection shortly at the UK Listing Authority's
Document View Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Inquiries:
Paul Tunnacliffe
Hanson PLC
+44 (0)20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   May 01, 2007